EXHIBIT 20

[FORTUNE BRANDS LOGO]
                                                                  NEWS RELEASE
                                                                  NEWS RELEASE
Fortune Brands, Inc.,  1700 East Putnam Avenue,  Old Greenwich, CT  06870
                                                                  NEWS RELEASE

Contact:
Media Relations:        Investor Relations:
Clarkson Hine           Anthony J. Diaz
(203) 698-5148          (203) 698-5553



                             FORTUNE BRANDS DELIVERS
                          STRONG SECOND QUARTER RESULTS
     EPS Up 18% Before Charges with Record Contribution from Home Products, Golf Equipment, and Spirits and Wine, and Lower Goodwill Amortization;
                 Double-Digit EPS Growth Projected for Full Year

Old Greenwich, CT, July 23, 1999 -- Fortune Brands, Inc. (NYSE:FO), the consumer products company, today announced strong 1999 second quarter operating earnings growth driven by a 7% sales increase and record operating company contribution. For the quarter, the company reported diluted E.P.S. before charges of 59 cents, up 18% from 50 cents a year ago, on income from operations of $100 million versus $88 million.

In the quarter, the company recorded a non-cash charge of $1,206 million ($7.22 per share) for its previously announced change in goodwill accounting and a pre-tax charge of $109 million (equivalent to 42 cents per share after tax) for its previously announced restructuring program including downsizing and relocating the corporate office. Including these charges, the company reported a net loss of $1,176 million, or $7.04 per share, compared with net income of $66 million, or 37 cents per share, a year ago.

A sharp increase in sales and contribution for home products - primarily faucets and kitchen and bath cabinets - plus healthy contribution gains for golf equipment and spirits and wine, boosted the company's performance.

Second quarter financial highlights include:

o        Sales +7% to $1.42 billion

o        Income from operations before charges +14% to $100 million

o Diluted EPS before charges +18% to 59 cents (+8% excluding a 5 cent per share benefit from lower amortization associated with the change in goodwill accounting)

"The power of our leading consumer brands and the success of our strategy drove our 9th straight solid growth quarter since the company began trading as Fortune Brands," said Chairman and Chief Executive Officer Thomas C. Hays. "We remain on track to deliver another double-digit growth year in EPS before charges, even excluding the benefit of lower goodwill amortization."

Fortune Brands Delivers Strong Second Quarter Results
Page 2


"Major strategic initiatives currently under way are already paying off," Hays added. "The downsizing and relocation of our corporate office is proceeding as planned. Overall, the restructuring steps initiated in the second quarter put us on track for more than $40 million in annual cost savings." Hays also noted that the international spirits and wine distribution joint venture among Jim Beam Brands Worldwide, Remy-Cointreau and Highland Distillers is scheduled to begin operations next month. "The cost savings alone from this innovative partnership should provide a modest earnings benefit this year with substantially more positive earnings impact going forward."

In addition, the company continued to aggressively buy back shares under its enhanced 1999 share repurchase authorization. Year to date, the company has repurchased more than 7.3 million shares.

Operational highlights for the second quarter include:

o Record sales for Moen faucets (#1 in North America) and Aristokraft and Schrock kitchen and bath cabinets propelled record overall sales and contribution for home products. New products and productivity improvements enhanced performance for Moen, the company's top-selling brand, which generated double-digit increases in sales and contribution. A double-digit sales increase for Aristokraft, combined with even stronger than expected performance for Schrock (acquired June 1998), significantly enhanced results for the nation's second largest cabinet business.

o Record contribution from the spirits and wine business was fueled by continued growth of the world's number one bourbon, Jim Beam, the benefit of price increases, and strong U.S. demand for DeKuyper Sour Apple Pucker and new Watermelon Pucker. Critical acclaim for Geyser Peak wines continued to pour in, including Winemaker of the Year (for an unprecedented second straight year) and Best Zinfandel in the World at the prestigious 1999 International Wine and Spirits competition.

o Improved product mix and strong cost control reversed a first quarter decline in golf contribution. Record sales of Titleist golf balls and golf clubs - including strong demand for the new Titleist DCI 981 irons and Vokey wedges -- helped drive record contribution for the golf business, offsetting lower sales at Cobra. The Titleist Professional golf ball posted double-digit sales gains in golf shops and Titleist continued to excel on the worldwide professional tours. To date, the number 1 ball in golf has captured 89% of the victories on the PGA Tour, where Titleist also leads all competitors in driver, iron and putter victories.

o Even though unit sales for office products grew, anticipated factors including a challenging pricing environment associated with major mid-1998 trade consolidations, inventory reductions by major customers and transitional costs related to major cost saving initiatives adversely affected performance for office products in the seasonally slowest quarter. Although the company now anticipates a decrease in full year contribution for office products, it continues to expect favorable comparisons in the second half of 1999.

Fortune Brands Delivers Strong Second Quarter Results
Page 3


The $1.2 billion non-cash charge associated with the change in accounting for goodwill -- from an undiscounted cash flow basis to a discounted cash flow basis -- consists of $1.1 billion split approximately evenly between golf and spirits, with the remaining balance in the office products segment.

The majority of the $109 million restructuring and nonrecurring charge relates to the downsizing and relocation of the corporate office. The charge also reflects product discontinuations in the golf segment and other workforce reduction initiatives.

                                  *   *   *

Fortune Brands, Inc. is a consumer products company with headquarters in Old Greenwich, Connecticut. Its operating companies have premier brands and leading market positions in home and office products, golf equipment and spirits and wine. Home brands include Moen faucets, Master locks and Aristokraft and Schrock cabinets sold by units of MasterBrand Industries. Office brands include Day-Timer, Swingline and Wilson Jones sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbon, DeKuyper cordials, Whyte & Mackay Scotch and Geyser Peak and Canyon Road wines.

                                  *   *   *

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, expenses and disruptions related to the move in the corporate headquarters and the replacement of management personnel not making the move, delays in the integration of recent acquisitions, the timely resolution of the Year 2000 issue, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                                 #   #   #

                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                       Three Months Ended June 30,
                                             1999          1998       % Change

Net Sales                                 $1,420.7       $1,326.2        7.1

    Cost of goods sold                       730.2          668.0        9.3

    Excise taxes on spirits and wine         106.6          112.4       (5.2)

    Advertising, selling, general
      and administrative expenses            382.5          354.8        7.8

    Amortization of intangibles               18.6           26.9      (30.9)

    Write-off of goodwill                  1,206.4              -          -

    Restructuring and other
         nonrecurring charges                108.8              -          -

    Interest expense                          25.9           25.3        2.4

    Other (income) expense, net               (0.9)          (1.0)      10.0

Income (Loss) Before Taxes                (1,157.4)         139.8          -

    Income taxes                              18.5           51.9      (64.4)

Income (Loss) Before
      Extraordinary Items                 (1,175.9)          87.9          -

Extraordinary  items *                           -          (22.1)         -

Net Income (Loss)                         (1,175.9)         $65.8          -

Earnings Per Common Share

 Basic

  Income from operations                     $0.60           $0.50      20.0

  Write-off of goodwill                      (7.22)              -         -

  Restructuring and other
      nonrecurring charges                   (0.42)              -         -

  Income (loss) before
      extraordinary items                    (7.04)           0.50         -

  Extraordinary items *                          -           (0.13)        -

        Net income (loss)                   ($7.04)          $0.37         -

 Diluted

  Income from operations                     $0.60           $0.50      20.0

  Write-off of goodwill                      (7.22)              -         -

  Restructuring and other
      nonrecurring charges                   (0.42)              -         -

  Income (loss) before
      extraordinary items                    (7.04)           0.50         -

  Extraordinary items *                          -           (0.13)        -

        Net income (loss)                   ($7.04)          $0.37         -


Avg. Common Shares Outstanding
    Basic                                    167.0           172.9      (3.4)
    Diluted                                  167.0           177.3      (5.8)




                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                        Six Months Ended June 30,
                                           1999           1998      % Change

Net Sales                                $2,713.0       $2,529.7       7.2

    Cost of goods sold                    1,407.9        1,286.7       9.4

    Excise taxes on spirits and wine        203.3          199.5       1.9

    Advertising, selling, general
      and administrative expenses           746.8          701.3       6.5

    Amortization of intangibles              45.9           53.2      (13.7)

    Write-off of goodwill                 1,206.4              -          -

    Restructuring and other
         nonrecurring charges               108.8              -          -

    Interest expense                         51.2           50.4        1.6

    Other (income) expense, net                 -            1.1          -

Income (Loss) Before Taxes               (1,057.3)         237.5          -

    Income taxes                             62.5           96.6       (35.3)

Income (Loss) Before
      Extraordinary Items                (1,119.8)         140.9           -

Extraordinary  items *                          -          (30.5)          -

Net Income (Loss)                        (1,119.8)        $110.4           -

Earnings Per Common Share

 Basic

  Income from operations                    $0.93          $0.81        14.8

  Write-off of goodwill                     (7.16)             -           -

  Restructuring and other
      nonrecurring charges                  (0.42)             -           -

  Income (loss) before
      extraordinary items                   (6.65)          0.81           -

  Extraordinary items *                         -          (0.18)          -

        Net income (loss)                   ($6.65)        $0.63           -

 Diluted

  Income from operations                     $0.93         $0.80        16.3

  Write-off of goodwill                      (7.16)            -           -

  Restructuring and other
      nonrecurring charges                   (0.42)            -           -

  Income (loss) before
      extraordinary items                    (6.65)         0.80           -

  Extraordinary items *                          -         (0.18)          -

        Net income (loss)                    ($6.65)       $0.62           -


Avg. Common Shares Outstanding
    Basic                                     168.4        172.6         (2.4)
    Diluted                                   168.4        177.2         (5.0)

Actual Common Shares Outstanding
    Basic                                     166.7        172.8         (3.5)
    Diluted                                   170.6        177.2         (3.7)


* Extraordinary items amounts represent charges for the early extinguishment of debt.

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)
                                   (Unaudited)


                                       Three Months Ended
                                             June 30,
                                      1999              1998           % Change
SEGMENT DATA

NET SALES

Home Products                      $  463.8          $  367.1             26.3
Office Products                       309.1             318.4             (2.9)
Golf Products                         329.5             328.4              0.3
Spirits and Wine                      318.3             312.3              1.9
    Total                          $1,420.7          $1,326.2              7.1


OPERATING COMPANY CONTRIBUTION*

Home Products                        $ 70.9            $ 55.9             26.8
Office Products                         6.4              20.7            (69.1)
Golf Products                          74.1              68.8              7.7
Spirits and Wine                       67.5              63.8              5.8
    Total                            $218.9            $209.2              4.6

                                         Six Months Ended
                                             June 30,
                                      1999              1998           % Change
SEGMENT DATA

NET SALES

Home Products                      $  905.0          $  709.5             27.6
Office Products                       624.3             640.2             (2.5)
Golf Products                         579.6             605.4             (4.3)
Spirits and Wine                      604.1             574.6              5.1
    Total                          $2,713.0          $2,529.7              7.2


OPERATING COMPANY CONTRIBUTION*

Home Products                        $139.6            $111.1             25.7
Office Products                        21.9              48.9            (55.2)
Golf Products                         110.6             110.5              0.1
Spirits and Wine                      117.6             106.8             10.1
    Total                            $389.7            $377.3              3.3

* Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-off of goodwill, amortization of intangibles, corporate administrative expense, interest expense, other (income) expense, net and income taxes.



                      INCOME FROM OPERATIONS BEFORE CHARGES

The following sets forth income from operations before charges, which represents income (loss) before extraordinary items, adjusted to exclude both the $1,206.4 million goodwill write-off and the $108.8 million ($69.9 million after tax) restructuring and other nonrecurring charges taken in the three-month period ended June 30, 1999.

As a result of the charges, the Company reported a net loss in 1999. Because of this, the calculation of reported earnings per share on a diluted basis excludes the impact of the convertible preferred stock and stock options. For comparative purposes, however, the impact of convertible preferred stock and stock options should be considered. The below chart shows the result of including the dilutive instruments.

                                       Three Months Ended
                                             June 30,
                                      1999              1998           % Change

Income from Operations
 Before Charges                      $100.4             $87.9            14.2
Earnings Per
 Common Share
    Basic                             $0.60             $0.50            20.0
    Diluted                            0.59              0.50            18.0


                                        Six Months Ended
                                           June 30,
                                     1999              1998           % Change

Income from Operations
 Before Charges                     $156.5            $140.9             11.1
Earnings Per
 Common Share
    Basic                            $0.93             $0.81             14.8
    Diluted                           0.91              0.80             13.8





CHANGE IN ACCOUNTING FOR GOODWILL AND
UNIDENTIFIABLE INTANGIBLES


As previously announced, effective April 1, 1999, the Company elected to change its method for assessing recoverability and impairment of goodwill and unidentifiable intangibles from one based on undiscounted cash flows to one based on discounted cash flows. The Company determined that using a discounted cash flow methodology is a preferable policy.

As a result of this change, the Company recorded a non-cash write-down of goodwill and unidentifiable intangibles of $1,206.4 million ($7.22 per share basic and diluted) in the three-month period ended June 30, 1999. The estimated annualized effect, as a result of this change, will be a $35 million reduction of goodwill amortization, or $0.21 per share basic and diluted.

The write-down represents the amounts required to write-down the carrying values of the goodwill and unidentifiable intangibles in certain of the Company's business segments as follows: Spirits & Wine - $561.6 million, Golf Products - $539.2 million and Office Products - $105.6 million.


                  RESTRUCTURING AND OTHER NONRECURRING CHARGES

In connection with the Company's previously announced restructuring program, during the three months ended June 30, 1999, the Company recorded pre-tax restructuring and nonrecurring charges of $108.8 million. The charges by segment, as shown below, principally relate to the downsizing and relocation of the Corporate office, product discontinuations in the golf segment and other workforce reduction initiatives across these segments.

                                Three and Six Months Ended June 30,
                               (In millions, except per share amounts)

                                              Nonrecurring
                                       -------------------------
                                          Cost of
                                           Sales           SG&A
                      Restructuring       Charges         Charges        Total

Home Products            $ 2.1            $   -            $  -        $  2.1
Office Products            5.1                -               -           5.1
Golf Products              6.3             23.4             5.5          35.2
Corporate Office          66.4                -               -          66.4
    Total                $79.9            $23.4            $5.5         108.8

Income Tax Benefit                                                       38.9
Net Charge                                                              $69.9
Charge Per Common Share
    Basic                                                               $0.42
    Diluted                                                             $0.42

                              FORTUNE BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                             June 30,          December 31,
                                               1999                1998
                                           (Unaudited)
Assets

   Current assets
      Cash and cash equivalents                 $66.3               $40.3
      Accounts receivable, net                  956.2               919.9
      Inventories                             1,054.1             1,087.6
      Other current assets                      291.5               217.5
                                            ---------           ---------
         Total current assets                 2,368.1             2,265.3

   Property, plant and equipment, net         1,097.7             1,119.9
   Intangibles resulting from
     business acquisitions, net               2,475.7             3,761.3
   Other assets                                 212.7               213.2
                                            ---------           ---------
         Total assets                        $6,154.2            $7,359.7
                                            =========           =========
Liabilities and Stockholders' Equity

   Current liabilities
      Short-term debt                          $733.5              $321.4
      Current portion of long-term debt           1.4               183.3
      Other current liabilities               1,321.7             1,339.9
                                            ---------           ---------
         Total current liabilities            2,056.6             1,844.6

   Long-term debt                               974.5               981.7
   Other long-term liabilities                  434.6               435.9
                                            ---------           ---------
         Total liabilities                    3,465.7             3,262.2

   Stockholders' equity                       2,688.5             4,097.5
                                            ---------           ---------
         Total liabilities and
           stockholders' equity              $6,154.2            $7,359.7
                                            =========           =========